# SEC Schedule 13D/A (Amendment No. 24) — Beneficial ownership report by holders of more than 5% of a class

Issuer: THOMSON REUTERS CORP /CAN/, CIK 0001075124
CUSIP: 884903709
Title of class of securities: Common Shares of Thomson Reuters Corporation
Address of issuer's principal executive offices: 19 Duncan Street, Toronto, Ontario Canada (A6), M5H 3H1
Date of event which requires filing of this statement: 04/15/2026
Filed by CIK 0001397960
Persons authorized to receive notices and communications: David Colman, 65 Queen Street West, Suite 2400, Toronto, Ontario, Canada (Federal Level) (Z4), M5H 2M8, (416)-364-8700

## Reporting persons
- THOMSON INVESTMENTS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 312,518,088; sole dispositive power 0; shared dispositive power 312,518,088; aggregate amount beneficially owned 312,518,088 (70.56% of the class)
  Comment: In reference to rows 8 and 10 above, includes 300,790,959 common shares of Thomson Reuters Corporation ("Common Shares") beneficially owned by The Woodbridge Company Limited and subsidiaries and 11,727,129 Common Shares beneficially owned by the family of the late Roy H. Thomson, the first Lord Thomson of Fleet through various affiliated corporations.
  
  In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- THE WOODBRIDGE COMPANY LIMITED (CIK 0001397960): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 300,790,959; sole dispositive power 0; shared dispositive power 300,790,959; aggregate amount beneficially owned 300,790,959 (67.91% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- 1908720 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 202,322,148; sole dispositive power 0; shared dispositive power 202,322,148; aggregate amount beneficially owned 202,322,148 (45.7% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- 1000706525 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 84,798,839; sole dispositive power 0; shared dispositive power 84,798,839; aggregate amount beneficially owned 84,798,839 (19.1% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- 1396164 Ontario Limited: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 13,160,949; sole dispositive power 0; shared dispositive power 13,160,949; aggregate amount beneficially owned 13,160,949 (2.9% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- 1925124 Ontario Limited: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 506,720; sole dispositive power 0; shared dispositive power 506,720; aggregate amount beneficially owned 506,720 (0.1% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- Woodbridge Investments Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 2,303; sole dispositive power 0; shared dispositive power 2,303; aggregate amount beneficially owned 2,303 (0% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- KRT INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 87,754; sole dispositive power 0; shared dispositive power 87,754; aggregate amount beneficially owned 87,754 (0% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- DKRT FAMILY CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 276,864; sole dispositive power 0; shared dispositive power 276,864; aggregate amount beneficially owned 276,864 (0% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- DKRT INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 327,761; sole dispositive power 0; shared dispositive power 327,761; aggregate amount beneficially owned 327,761 (0.1% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- DKRT FUNDING CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 137,630; sole dispositive power 0; shared dispositive power 137,630; aggregate amount beneficially owned 137,630 (0% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- 1000920847 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 260,000; sole dispositive power 0; shared dispositive power 260,000; aggregate amount beneficially owned 260,000 (0.1% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- MB FINANCE CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 1,596; sole dispositive power 0; shared dispositive power 1,596; aggregate amount beneficially owned 1,596 (0% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- TT INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 16,516; sole dispositive power 0; shared dispositive power 16,516; aggregate amount beneficially owned 16,516 (0% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- TLT INVESTMENTS CORP.: type of reporting person: corporation (CO); sole voting power 0; shared voting power 530,176; sole dispositive power 0; shared dispositive power 530,176; aggregate amount beneficially owned 530,176 (0.12% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- TLT ISSUE HOLDCO A CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 195,900; sole dispositive power 0; shared dispositive power 195,900; aggregate amount beneficially owned 195,900 (0% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- TLT ISSUE HOLDCO CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 759,751; sole dispositive power 0; shared dispositive power 759,751; aggregate amount beneficially owned 759,751 (0.17% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- 1761173 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 1,422,190; sole dispositive power 0; shared dispositive power 1,422,190; aggregate amount beneficially owned 1,422,190 (0.32% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- 2677295 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 697,006; sole dispositive power 0; shared dispositive power 697,006; aggregate amount beneficially owned 697,006 (0.16% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- 1000919995 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 260,000; sole dispositive power 0; shared dispositive power 260,000; aggregate amount beneficially owned 260,000 (0.1% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- 1754693 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 437,878; sole dispositive power 0; shared dispositive power 437,878; aggregate amount beneficially owned 437,878 (0.1% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- PJT INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 270,297; sole dispositive power 0; shared dispositive power 270,297; aggregate amount beneficially owned 270,297 (0.1% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- 1000920848 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 260,000; sole dispositive power 0; shared dispositive power 260,000; aggregate amount beneficially owned 260,000 (0.1% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- PGF INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 20,358; sole dispositive power 0; shared dispositive power 20,358; aggregate amount beneficially owned 20,358 (0% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- PGF FAMILY CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 19,984; sole dispositive power 0; shared dispositive power 19,984; aggregate amount beneficially owned 19,984 (0% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- LCC INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 1,777,670; sole dispositive power 0; shared dispositive power 1,777,670; aggregate amount beneficially owned 1,777,670 (0.4% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- 1000078931 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 357,105; sole dispositive power 0; shared dispositive power 357,105; aggregate amount beneficially owned 357,105 (0.1% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- 1000421133 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 39,832; sole dispositive power 0; shared dispositive power 39,832; aggregate amount beneficially owned 39,832 (0% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- LLD INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 96,804; sole dispositive power 0; shared dispositive power 96,804; aggregate amount beneficially owned 96,804 (0% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- 2806335 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 64,585; sole dispositive power 0; shared dispositive power 64,585; aggregate amount beneficially owned 64,585 (0% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- JRD INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 412,843; sole dispositive power 0; shared dispositive power 412,843; aggregate amount beneficially owned 412,843 (0.1% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- 2754783 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 6,988; sole dispositive power 0; shared dispositive power 6,988; aggregate amount beneficially owned 6,988 (0% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- GED INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 485,738; sole dispositive power 0; shared dispositive power 485,738; aggregate amount beneficially owned 485,738 (0.1% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- SEG INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 477,059; sole dispositive power 0; shared dispositive power 477,059; aggregate amount beneficially owned 477,059 (0.1% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- 1000031857 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 444,575; sole dispositive power 0; shared dispositive power 444,575; aggregate amount beneficially owned 444,575 (0.1% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- SEG FAMILY CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 66,546; sole dispositive power 0; shared dispositive power 66,546; aggregate amount beneficially owned 66,546 (0% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- TCM INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 268,255; sole dispositive power 0; shared dispositive power 268,255; aggregate amount beneficially owned 268,255 (0.1% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- DYM INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 254,129; sole dispositive power 0; shared dispositive power 254,129; aggregate amount beneficially owned 254,129 (0.1% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- BG INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 521,530; sole dispositive power 0; shared dispositive power 521,530; aggregate amount beneficially owned 521,530 (0.1% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- ACG INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 233,236; sole dispositive power 0; shared dispositive power 233,236; aggregate amount beneficially owned 233,236 (0.1% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- 1001404651 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 1,513; sole dispositive power 0; shared dispositive power 1,513; aggregate amount beneficially owned 1,513 (0% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.
- 2808194 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 237,060; sole dispositive power 0; shared dispositive power 237,060; aggregate amount beneficially owned 237,060 (0.1% of the class)
  Comment: In reference to row 13 above, based on 442,934,310 Common Shares outstanding as of March 31, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Shares of Thomson Reuters Corporation
Name of issuer: THOMSON REUTERS CORP /CAN/
Address of issuer's principal executive offices: 19 Duncan Street, Toronto, Ontario Canada (A6), M5H 3H1
Comment:
Explanatory Note: The common shares (the "Common Shares") of Thomson Reuters Corporation ("Thomson Reuters") that are the subject matter of this Amendment 24 to Schedule 13D are beneficially owned by Thomson Investments Limited, The Woodbridge Company Limited ("Woodbridge"), 1908720 Ontario Limited, 1000706525 Ontario Limited, 1396164 Ontario Limited, 1925124 Ontario Limited, Woodbridge Investments Corporation, KRT Investments Corp., DKRT Family Corp., DKRT Investments Corp., DKRT Funding Corp., 1000920847 Ontario Limited, MB Finance Corp., TT Investments Corp., TLT Investments Corp., TLT Issue Holdco A Corp., TLT Issue Holdco Corp., 1761173 Ontario Limited, 2677295 Ontario Limited, 1000919995 Ontario Limited, 1754693 Ontario Limited, PJT Investments Corp., 1000920848 Ontario Limited, PGF Investments Corp., PGF Family Corp., LCC Investments Corp., 1000078931 Ontario Limited, 1000421133 Ontario Limited, LLD Investments Corp., 2806335 Ontario Limited, JRD Investments Corp., 2754783 Ontario Limited, GED Investments Corp., SEG Investments Corp., 1000031857 Ontario Limited, SEG Family Corp., TCM Investments Corp., DYM Investments Corp., BG Investments Corp., ACG Investments Corp., 1001404651 Ontario Limited and 2808194 Ontario Limited (each a "Reporting Person" and collectively, the "Reporting Persons").

Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Prior to his death in 2006, Kenneth R. Thomson controlled Thomson Reuters through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which The Bank of Nova Scotia Trust Company (the "Trust Company") is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet. Under the Kenneth R. Thomson estate arrangements, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of Common Shares by Woodbridge, the estate arrangements provide for approval of the Trust Company, as trustee, to be obtained.

As of April 9, 2026, Thomson Investments Limited is the beneficial owner of 312,518,088 Common Shares, representing approximately 70.56% of the outstanding Common Shares. Of those Common Shares, Woodbridge is the beneficial owner of 300,790,959 Common Shares, representing approximately 67.91% of the outstanding Common Shares.

This Amendment No. 24 to Schedule 13D is being filed to report certain information under Item 2, Item 4, Item 5, Item 6, Item 7 and Schedule A (attached as Exhibit 3) hereto. This Schedule 13D amends, restates and updates the amendment to Schedule 13D filed by Woodbridge on November 10, 2025. There has been no material change in the Thomson family's beneficial ownership of Common Shares since then.

## Item 2. Identity and Background
Name of person filing: Thomson Investments Limited, Woodbridge, 1908720 Ontario Limited, 1000706525 Ontario Limited, 1396164 Ontario Limited, 1925124 Ontario Limited, Woodbridge Investments Corporation, KRT Investments Corp., DKRT Family Corp., DKRT Investments Corp., DKRT Funding Corp., 1000920847 Ontario Limited, MB Finance Corp., TT Investments Corp., TLT Investments Corp., TLT Issue Holdco A Corp., TLT Issue Holdco Corp., 1761173 Ontario Limited, 2677295 Ontario Limited, 1000919995 Ontario Limited, 1754693 Ontario Limited, PJT Investments Corp., 1000920848 Ontario Limited, PGF Investments Corp., PGF Family Corp., LCC Investments Corp., 1000078931 Ontario Limited, 1000421133 Ontario Limited, LLD Investments Corp., 2806335 Ontario Limited, JRD Investments Corp., 2754783 Ontario Limited, GED Investments Corp., SEG Investments Corp, 1000031857 Ontario Limited, SEG Family Corp., TCM Investments Corp., DYM Investments Corp., BG Investments Corp., ACG Investments Corp., 1001404651 Ontario Limited and 2808194 Ontario Limited.
Residence or business address: See Schedule A for the address of each Reporting Person.
Present principal occupation or employment: See Schedule A for certain information as to the executive officers and directors of each Reporting Person.
Criminal convictions in the last five years: To the knowledge of each Reporting Person, neither such Reporting Person, nor any executive officer or director of such Reporting Person, has been convicted during the last five years in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Further, to the knowledge of each Reporting Person, neither such Reporting Person, nor any executive officer or director of such Reporting Person, has been a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws, or finding any violation with respect to such laws.
Citizenship:
See Schedule A for certain information as to the executive officers and directors of each Reporting Person.

For further explanation of the background of the arrangements relating to ownership of Common Shares, see the "Explanatory Note" above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
See Item 5(c) for a discussion of certain transactions by the Reporting Persons in the Common Shares.

Thomson Investments Limited, Woodbridge and the other Reporting Persons plan to maintain their controlling interest in Thomson Reuters. From time to time, each of the Reporting Persons may acquire or dispose of Common Shares for liquidity and other reasons. Although there are currently no plans or proposals other than with respect to the acquisition or disposition of less than one half of one percent of the outstanding Common Shares for liquidity or other reasons as noted above, the Reporting Persons may consider or develop plans or proposals in the future that relate to items (a) through (j) below. This may include, but not be limited to, increasing or decreasing their investment in Common Shares and/or engagement with Thomson Reuters, other shareholders, advisors or third-parties with respect to Thomson Reuters' strategy, corporate governance including director nominees, capital structure and strategic alternatives.

Except as disclosed herein, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, their respective directors and executive officers, has any plans or proposals that relate to or would result in:

(a) the acquisition by any person of additional securities of Thomson Reuters, or the disposition of securities of Thomson Reuters;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Thomson Reuters;

(c) a sale or transfer of a material amount of assets of Thomson Reuters;

(d) any change in the present Board or management of Thomson Reuters, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of Thomson Reuters;

(f) any other material change in Thomson Reuters's business or corporate structure;

(g) changes in the charter, bylaws or instruments corresponding thereto of Thomson Reuters or other actions which may impede the acquisition of control of Thomson Reuters by any person;

(h) causing a class of securities of Thomson Reuters to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of Thomson Reuters becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

On April 15, 2026, Woodbridge announced that its new President and CEO, Michael Medline will stand for election to the board of directors of Thomson Reuters (the "Board") at the upcoming annual meeting of shareholders to be held on June 10, 2026 (the "AGM"). Following his election, Mr. Medline will serve on the Board as a representative of Woodbridge. Information regarding Mr. Medline is included in Thomson Reuters' management proxy circular for the AGM.

Under a Third Amended and Restated Thomson Reuters Trust Principles Support Agreement, dated as of October 1, 2018, between Woodbridge and Thomson Reuters Founders Share Company Limited (attached as Exhibit 4), Woodbridge has agreed to support the Thomson Reuters Trust Principles (the "Trust Principles") and to exercise its voting rights to give effect to this support and the Thomson Reuters Founders Share Company has irrevocably designated Woodbridge as an approved person for so long as Woodbridge is controlled by members of the Thomson family, companies controlled by them and trusts for their benefit.

The Trust Principles read as follows:
_ That Reuters shall at no time pass into the hands of any one interest, group or faction;
_ That the integrity, independence and freedom from bias of Thomson Reuters shall at all times be fully preserved;
_ That Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Reuters has or may have contracts;
_ That Thomson Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and
_ That no effort shall be spared to expand, develop and adapt the news and other services and products of Thomson Reuters so as to maintain its leading position in the international news and information business.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See cover pages of this Amendment for each of the Reporting Persons and Schedule A for each of the directors and executive officers of the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See cover pages of this Amendment for each of the Reporting Persons and Schedule A for each of the directors and executive officers of the Reporting Persons.
Transactions in the class effected during the past sixty days:
None of the Reporting Persons has effected any transactions in Common Shares during the past 60 days, except as set forth below.

On March 10, 2026, 1396164 Ontario Limited acquired 96,913 Common Shares pursuant to the Thomson Reuters Amended and Restated Dividend Reinvestment Plan (the "DRIP").

The following entities (each a "Participating Entity" and collectively the "Participating Entities") sold Common Shares in the open market between March 18, 2026 and March 20, 2026: LCC Investments Corp. sold 190,400 Common Shares; 1000421133 Ontario Limited sold 12,006 Common Shares; GED Investments Corp. sold 53,101 Common Shares; JRD Investments Corp. sold 44,493 Common Shares; SEG Investments Corp. sold 175,000 Common Shares; BG Investments Corp. sold 50,000 Common Shares; DYM Investments Corp. sold 25,000 Common Shares; and 2808194 Ontario Limited. sold 50,000 Common Shares. On each of March 18, 19 and 20, 2026, 200,000 Common Shares were sold by the Participating Entities on a collective basis (with sales allocated among them pro rata). On March 18, 2026, 125,000 Common Shares were sold on a US exchange at an average price of $94.08 and 75,000 Common Shares were sold on a Canadian exchange at an average price of C$128.97. On March 19, 2026, 125,000 Common Shares were sold on a US exchange at an average price of $93.24 and 75,000 Common Shares were sold on a Canadian exchange at an average price of C$128.06. On March 20, 2026, 135,000 Common Shares were sold on a US exchange at an average price of $92.94 and 65,000 Common Shares were sold on a Canadian exchange at an average price of C$127.34. Additionally, on March 20, 2026, the following entities sold Common Shares to an affiliated entity, DKRT Family Corp., in a private transaction: LCC Investments Corp. sold 57,764 Common Shares, LLD Investments Corp. sold 4,513 Common Shares, JRD Investments Corp. sold 16,059 Common Shares, GED Investments Corp. sold 19,166 Common Shares and SEG Investments Corp. sold 97,502 Common Shares. These Common Shares were sold pre-market open at a price of C$128.20 per Common Share, which reflects the closing price of the Common Shares on the Canadian exchange the day prior to the sale.

On April 16, 2026, 1000706525 Ontario Limited transferred 13,550,000 Common Shares to 1908720 Ontario Limited for consideration consisting of 690 common shares of 1908720 Ontario Limited.

None of the executive officers or directors of the Reporting Persons has effected any transactions in Common Shares during the past 60 days, except as set forth below.

On March 12, 2026, Michael Medline, CEO and President of Woodbridge, acquired 3,644 Common Shares in the open market.

On March 15, 2026, Peter J. Thomson, Director and Co Chairman of Woodbridge, acquired 134 Common Shares as compensation for serving as director of Thomson Reuters.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

As of April 17, 2026, David K. R. Thomson, Peter J. Thomson and Michael Friisdahl hold 135,916, 17,928 and 1,596 deferred share units ("DSUs"), respectively, issued to them by Thomson Reuters for compensation for service as a director of Thomson Reuters. Each DSU has the same value as one Common Share, though DSUs do not have voting rights. DSUs accumulate additional units based on notional equivalents of dividends paid on Common Shares. DSUs are fully vested upon grant, but they are only settled in Common Shares or, at the election of Thomson Reuters, in cash, following termination of the director's board service in respect of Thomson Reuters. Any Common Shares delivered to a director of Thomson Reuters in connection with the settlement of DSUs are purchased in the open market.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Joint Filing Agreement.

Exhibit 2 - Power of Attorney.

Exhibit 3 - Schedule A.

Exhibit 4 - Third Amended and Restated Thomson Reuters Trust Principles Support Agreement, dated as of October 1, 2018, between Woodbridge and Thomson Reuters Founders Share Company Limited.

## Signatures
- THOMSON INVESTMENTS LIMITED: /s/ Michael Medline, CEO & President (04/17/2026)
- THE WOODBRIDGE COMPANY LIMITED: /s/ Michael Medline, CEO & President (04/17/2026)
- 1908720 ONTARIO LIMITED: /s/ Michael Medline, CEO & President (04/17/2026)
- 1000706525 ONTARIO LIMITED: /s/ Michael Medline, CEO & President (04/17/2026)
- 1396164 Ontario Limited: /s/ Michael Medline, CEO & President (04/17/2026)
- 1925124 Ontario Limited: /s/ Michael Medline, CEO & President (04/17/2026)
- Woodbridge Investments Corporation: /s/ Michael Medline, CEO & President (04/17/2026)
- KRT INVESTMENTS CORP.: /s/ Michael Medline, Attorney-in-fact (04/17/2026)
- DKRT FAMILY CORP.: /s/ Michael Medline, Attorney-in-fact (04/17/2026)
- DKRT INVESTMENTS CORP.: /s/ Michael Medline, Attorney-in-fact (04/17/2026)
- DKRT FUNDING CORP.: /s/ Michael Medline, Attorney-in-fact (04/17/2026)
- 1000920847 ONTARIO LIMITED: /s/ Michael Medline, Attorney-in-fact (04/17/2026)
- MB FINANCE CORP.: /s/ Michael Medline, Attorney-in-fact (04/17/2026)
- TT INVESTMENTS CORP.: /s/ Michael Medline, Attorney-in-fact (04/17/2026)
- TLT INVESTMENTS CORP.: /s/ Michael Medline, Attorney-in-fact (04/17/2026)
- TLT ISSUE HOLDCO A CORP.: /s/ Michael Medline, Attorney-in-fact (04/17/2026)
- TLT ISSUE HOLDCO CORP.: /s/ Michael Medline, Attorney-in-fact (04/17/2026)
- 1761173 ONTARIO LIMITED: /s/ Michael Medline, Attorney-in-fact (04/17/2026)
- 2677295 ONTARIO LIMITED: /s/ Michael Medline, Attorney-in-fact (04/17/2026)
- 1000919995 ONTARIO LIMITED: /s/ Michael Medline, Attorney-in-fact (04/17/2026)
- 1754693 ONTARIO LIMITED: /s/ Michael Medline, Attorney-in-fact (04/17/2026)
- PJT INVESTMENTS CORP.: /s/ Michael Medline, Attorney-in-fact (04/17/2026)
- 1000920848 ONTARIO LIMITED: /s/ Michael Medline, Attorney-in-fact (04/17/2026)
- PGF INVESTMENTS CORP.: /s/ Michael Medline, Attorney-in-fact (04/17/2026)
- PGF FAMILY CORP.: /s/ Michael Medline, Attorney-in-fact (04/17/2026)
- LCC INVESTMENTS CORP.: /s/ Michael Medline, Attorney-in-fact (04/17/2026)
- 1000078931 ONTARIO LIMITED: /s/ Michael Medline, Attorney-in-fact (04/17/2026)
- 1000421133 ONTARIO LIMITED: /s/ Michael Medline, Attorney-in-fact (04/17/2026)
- LLD INVESTMENTS CORP.: /s/ Michael Medline, Attorney-in-fact (04/17/2026)
- 2806335 ONTARIO LIMITED: /s/ Michael Medline, Attorney-in-fact (04/17/2026)
- JRD INVESTMENTS CORP.: /s/ Michael Medline, Attorney-in-fact (04/17/2026)
- 2754783 ONTARIO LIMITED: /s/ Michael Medline, Attorney-in-fact (04/17/2026)
- GED INVESTMENTS CORP.: /s/ Michael Medline, Attorney-in-fact (04/17/2026)
- SEG INVESTMENTS CORP.: /s/ Michael Medline, Attorney-in-fact (04/17/2026)
- 1000031857 ONTARIO LIMITED: /s/ Michael Medline, Attorney-in-fact (04/17/2026)
- SEG FAMILY CORP.: /s/ Michael Medline, Attorney-in-fact (04/17/2026)
- TCM INVESTMENTS CORP.: /s/ Michael Medline, Attorney-in-fact (04/17/2026)
- DYM INVESTMENTS CORP.: /s/ Michael Medline, Attorney-in-fact (04/17/2026)
- BG INVESTMENTS CORP.: /s/ Michael Medline, Attorney-in-fact (04/17/2026)
- ACG INVESTMENTS CORP.: /s/ Michael Medline, Attorney-in-fact (04/17/2026)
- 1001404651 ONTARIO LIMITED: /s/ Michael Medline, Attorney-in-fact (04/17/2026)
- 2808194 ONTARIO LIMITED: /s/ Michael Medline, Attorney-in-fact (04/17/2026)